February 21, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Resource Real Estate Diversified Income Fund (the "Fund")

File Numbers: 333-183982, 811-22749

Dear Ms. Browning:

On behalf of the Resource Real Estate Diversified Income Fund (the "Fund"), this letter responds to the oral comments you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff"), on February 13 and 14, 2013, as a follow-up to the Fund’s written response (“January Response Letter”) to oral comments you provided on behalf of the Staff on January 11, 2013, with respect to the initial registration statement of the Fund on Form N-2 (the "Registration Statement").  The Fund anticipates submitting an amended registration statement on Form N-2 on or about February 25, 2013.  The Fund is attaching a revised version of Form N-2 that reflects edits made in response to your comments.  The Fund does not anticipate that the upcoming filing would have any material differences from the marked N-2 attachment, other than the inclusion of updated information and data currently shown in brackets.

Each comment of the Staff is set forth below and immediately is followed by the response of the Fund, which the Fund has authorized Thompson Hine LLP to make on its behalf.

General

1.

To assist with readability, please consider dividing long paragraphs into separate shorter paragraphs.

Response:   The Fund has revised the document as requested.

2.

Please confirm that all references in the Prospectus and SAI to phrases and terms that imply, or state, that the Fund may invest in other types of securities that are not disclosed (e.g., "such as," "other," "including, but not limited to," and "various") have been removed.  Please use the phrase "consist of (or some similar, all inclusive phrase)," when explaining information rather than the phrase, "to include.”

Response:  The Fund has revised the document as requested.

3.

Please provide the Staff with a copy of the Fund’s subscription agreement used in connection with the sale of Fund shares, and please incorporate the following disclosures immediately before the signature line:

By signing below, you acknowledge that:

•

You will not expect to be able to sell your shares regardless of how the Fund performs.

•

If you are able to sell your shares, you will likely receive less than your purchase price and the current NAV per share.

•

The Fund does not intend to list the shares on any securities exchange during the offering period or for a significant time thereafter, and it does not expect a secondary market in the shares to develop.

•

Although the Fund will implement a share repurchase program, only a limited number of shares are eligible for repurchase by the Fund.

•

You may not have access to the money you invest for an indefinite period of time until the Fund completes a liquidity event.  Moreover, there is no assurance that the Fund will ever complete a liquidity event.

•

An investment in the shares is not suitable if you need access to the money you invest.

•

Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

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•

Distributions may be funded from the capital you invest or from borrowings if the Fund does not have sufficient earnings.  Any invested capital that is returned to you will be reduced by the Fund’s fees and expenses, as well as the sales load.

Response:  Attached is a copy of the Fund’s subscription agreement.  The Fund has incorporated disclosures addressing risks associated with the inherent illiquidity of the Fund, but has modified the disclosures suggested by the Staff to better reflect that the Fund is a continuously offered, closed-end interval fund that offers limited liquidity to its shareholders through a quarterly repurchase program.  For example, the second bullet point suggested by the Staff is incorrect.  There is no reason to believe that a redeeming shareholder will likely receive less than the purchase price or NAV; in fact, all redemptions are at NAV.  Moreover, the reference to a liquidity event in the fifth bullet point is inapplicable since the Fund makes quarterly repurchase offers.  Finally, the Fund is not permitted to borrow for distributions, so the last bullet point has been revised accordingly.  Following are the disclosures incorporated in the subscription agreement:

•

The Fund makes quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding.  There is no guarantee that I will be able to sell all of the shares I desire in a quarterly repurchase offer.

•

I will not be able to sell my shares outside of the quarterly repurchase offer regardless of how the Fund performs.

•

The Fund does not intend to list the shares on any securities exchange, and it does not expect a secondary market in the shares to develop.

•

An investment in the shares is not suitable if I need access to the money I invest.

•

Because I will be unable to sell my shares outside of a quarterly repurchase offer, and I may not be able to liquidate my entire position in any given quarter, I will be unable to immediately reduce my exposure on any market downturn.

•

Distributions may be funded from the capital I invest if the Fund does not have sufficient earnings.  Any invested capital that is returned to me will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

4.

Please acknowledge that the Staff considers mortgaged-backed securities issued by private lenders and not guaranteed by U.S. government agencies or

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instrumentalities to be a separate industry for purposes of a fund’s concentration policy.

Response:  The Fund acknowledges that the Staff considers mortgage-backed securities issued by private lenders and not guaranteed by U.S. government agencies or instrumentalities to be a separate industry for purposes of a fund’s concentration policy.  The Fund’s investment in mortgage-backed securities is a non-principal investment strategy.

Prospectus

5.

The Fund’s response to comment 11 in the January Response Letter included new disclosure intended to clarify how the Fund assesses whether underlying funds in which the Fund invests will also have a policy to invest at least 80% of their net assets, plus borrowings for investment purposes, in "real estate and real estate related industry securities."  Please revise this disclosure as follows:

a.

Please clarify that the Fund’s 80% policy applies to “net assets, plus borrowings for investment purposes.”

b.

With respect to the Fund’s review of underlying funds that “do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their assets in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies,” please describe the Adviser’s review process in more detail.

Response:  The Fund has revised the disclosure regarding its 80% policy as follows:

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies.  Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows the 80% policy under normal circumstances.  Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing

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basis, reviewing all relevant information as it becomes available.  If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Advisor will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy.  The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

6.

If the Fund intends to borrow during its first twelve months, please revise the expense table to include a line item for interest expense on borrowing.  Otherwise, please state in the prospectus that the Fund will not engage in borrowing during the first twelve months.

Response:  The Fund anticipates that it will borrow during its first twelve months.  Therefore, the Fund has included a line item for interest expense in its expense table.

7.

Please confirm that the following disclosures are contained in the prospectus:

•

You should not expect to be able to sell your shares regardless of how the Fund performs.

•

If you are able to sell your shares, you will likely receive less than your purchase price and the current NAV per share.

•

The Fund does not intend to list the shares on any securities exchange during the offering period or for a significant time thereafter, and it does not expect a secondary market in the shares to develop.

•

Although the Fund has a share repurchase program, only a limited number of shares are eligible for repurchase by the Fund.

•

You should consider that you may not have access to the money you invest for an indefinite period of time until the Fund completes a liquidity event.  Moreover, there is no assurance that the Fund will ever complete a liquidity event.

•

An investment in the shares is not suitable if you need access to the money you invest.

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•

Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

•

Distributions may be funded from the capital you invest or from borrowings if the Fund does not have sufficient earnings.  Any invested capital that is returned to you will be reduced by the Fund’s fees and expenses, as well as the sales load.

Response:  Please see the Fund’s response to comment 3 above regarding the applicability of certain disclosures suggested by the Staff.  As a continuously offered, closed-end interval fund that offers limited liquidity to its shareholders through a quarterly repurchase program, the Fund believes that current disclosure contained on the cover page of the Fund’s prospectus appropriately addresses each of the applicable risks identified by the Staff in bullet points one through seven, with the exception of the reference in the seventh bullet point to reducing exposure on any market downturn.  Accordingly, we have revised disclosure from the cover page as follows:

Because the Fund is newly organized, its shares have no pricing or performance history. Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.  There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop. Moreover, shares of the Fund are not redeemable. Although the Fund will offer to repurchase at least 5% of each shareholder’s shares on a quarterly basis in accordance with the Fund's repurchase policy, the Fund will not be required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests or shares of any security.  Moreover, the Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.  Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and will be unable to immediately reduce his or her exposure on any market downturn. If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. As a result of the foregoing, an investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund's repurchase policy.

In addition, the Fund has added the following disclosure under the heading “Use of Proceeds” to address bullet point eight:  “Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.”

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8.

If the Fund will invest in private REITs, please incorporate disclosure addressing this activity.  Otherwise, please confirm that the Fund will not invest in private REITs.

Response:  The Fund may invest in private REITs, which the Fund considers to be a type of Private Real Estate Investment Fund.  The Fund has incorporated the following disclosure into the discussion of Private Real Estate Investment Funds under “The Adviser’s Strategy” section:

Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs.

In addition, the Fund has incorporated the following disclosure into the “Summary of Risks” section of the Prospectus:

Private REIT Risk.  Private REITs are subject to the following risks in addition to those described in “Private Real Estate Investment Fund Risk” and “REIT Risk.”  Private REITS are unlisted, making them hard to value and trade.  Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs and Non-Traded REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Finally, the Fund has incorporated the following disclosure into the Risk Factors section of the Prospectus:

Private REIT Risk.  Private REITs are subject to the following risks in addition to those described in “Private Real Estate Investment Fund Risk” and “REIT Risk.”  Private REITs are typically smaller and financially less stable than Public REITs.  Private REITS are unlisted, making them hard to value and trade.  Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs and Non-Traded REITs, which makes private REITs more difficult to evaluate from an investment perspective.

9.

The Fund’s response to comment 21 in the January Response Letter included new risk disclosure regarding its investment in Non-Traded REITs.  Please revise this disclosure as follows:

a.

Consider disclosing that brokers who recommend or otherwise influence the Fund’s selection of Non-Traded REITs may receive significant front-end commissions on the sale of Non-Traded REITs to the Fund.

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b.

To the extent not already addressed therein, please disclose that distributions for Non-Traded REITS are generally taxed as ordinary income, as opposed to the tax rate on qualified dividends.

Response:  The Fund believes that the disclosure described in item 9.a. above is inapplicable.  The Adviser does not rely on broker recommendations when purchasing Non-Traded REITs.  In fact, the Fund typically purchases Non-Traded REITs directly from the sponsor rather than through a commissioned broker.

Regarding comment 9.b., the Fund’s prospectus contains the following disclosure under the heading “REITs Generally” in “The Adviser’s Strategy” section: “Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code.”  It is the Fund’s understanding that Non-Traded REIT distributions are characterized no differently than dividends from other types of REITs.  Therefore, the Fund does not believe it is appropriate to draw a distinction for Non-Traded REIT distributions.

Determination of Net Asset Value

10.

Please add disclosure providing generally the amount of time that is expected to elapse between the occurrence of an event necessitating the pricing of the Fund’s assets and the receipt of valuation information from an underlying investment fund.

Response:  The Fund may receive valuation information from certain non-traded securities (i.e., Private Real Estate Investment Funds and Non-Traded REITs) no more frequently than quarterly.  Accordingly, the Fund has revised its disclosure under “Determination of Net Asset Value” as follows:

As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities.  However, it is anticipated that portfolio holdings and other valuation information of the Non-Traded Funds could be available on no more than a quarterly basis.

11.

Please explain supplementally how reliance by the Fund on the valuations of the asset managers can be reconciled with past guidance provided by the Staff on the issue of valuation.  See the letters to Craig S. Tyle of the Investment Company Institute dated and publicly available on December 8, 1999 and April 30, 2001, and in particular footnote 13 to the 1999 letter.

Response:  The Fund does not rely on valuations reported by asset managers to value the Fund’s investments in investment funds.  Rather, the Fund considers a variety of

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factors in valuing illiquid and non-traded securities, as described under “Determination of Net Asset Value.”  The Fund’s disclosure for “Private Real Estate Investment Fund Risk” under “Summary of Risks” contained a misstatement suggesting the Fund relied on investment fund valuations provided by asset managers.  This statement was inaccurate and has been removed.

12.

Please discuss supplementally whether the Fund’s reliance on the valuations reported by asset managers is consistent with Accounting Series Releases No. 113 and No. 118.  They require the fair value of the Fund’s investment in an investment fund to be based on the amount that the Fund could reasonably expect to receive from the investment fund upon redemption of its investment at the time of the Fund’s valuation of its investment.

Response:  Please see the Fund’s response to comment 11 above.

13.

Please provide the Staff with a copy of any valuation procedures specifically adopted by the Board to determine the value of the Fund's investments.

Response:  Attached please find a copy of the Fund’s valuation procedures.

14.

With respect to the valuation discussion in the prospectus, please confirm, add to or revise, as appropriate, the disclosure consistent with the following policies:

a.

As a general matter, the fair value of the Fund’s investment in an investment fund will represent the amount that the Fund could reasonably expect to receive from an investment fund if the Fund’s investment were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable.

b.

In the event that an investment fund does not report a value to the Fund on a timely basis, the Board will determine the fair value of the Fund’s investment based on the most recent value reported by the investment fund, as well as any other relevant information available at the time the Fund values its investments.

c.

Prior to investing in any investment fund, the Board will conduct a due diligence review of the valuation methodology utilized by the investment fund.  As a general matter, the valuation methodology will utilize market values when available, and otherwise will utilize principles of fair value that the Board reasonably believes to be consistent with those used by the Fund in valuing its own investment.

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d.

The Fund’s valuation procedures require the Board to consider all relevant information available at the time the Fund values its portfolio.  The Board will consider such information, and may conclude in certain circumstances, that the information provided by the asset manager of an investment fund does not represent the fair value of the Fund’s investment in the investment fund.

e.

Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board will consider whether it is appropriate, in light of all relevant circumstances, to value its investment at the net asset value reported by the investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

Response:  The Fund has revised its disclosure under “Determination of Net Asset Value” to address the Staff’s comments regarding the valuation of private investment funds and other non-traded investments.  As revised, the disclosure states:

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each share will be offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares. In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds investing in private real estate), securities are valued at fair value as determined by the Board of Trustees.  As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to the Adviser, which acts under the Board’s supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Private Investment Real Estate Funds and Non-Traded REITs (“Non-Traded Funds”) will be difficult to value, particularly to the extent that their underlying investments are not publicly traded.  In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Adviser, acting under the Board’s supervision and pursuant to policies implemented by the Board, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments.  Following procedures adopted by the Board, in the absence of specific transaction activity in a

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particular investment fund, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the Adviser’s fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds' assets may differ from their actual realizable value or future fair value.  In determining the fair value of a security for which there are no readily available market quotations, the Adviser, acting under the Board’s supervision and pursuant to policies implemented by the Board, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund's Portfolio Manager.  The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors.  As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities.  However, it is anticipated that portfolio holdings and other valuation information of the Non-Traded Funds could be available on no more than a quarterly basis.  Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security.  Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund.  Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund or REIT, the Board will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

* * *

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The Fund has authorized us to convey to you that the Fund acknowledges:

•

The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

Attachment

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